Gamehaus Holdings Inc.

January 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Kempf
Robert Littlepage
Charli Gibbs-Tabler
Matthew Derby

Re:	Gamehaus Holdings Inc.
Draft Registration Statement on Form F-4
Submitted November 13, 2023
CIK No. 0002000530

Ladies and Gentlemen:

This letter is in response to the letter dated December 13, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “Pubco,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-4 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover page

1. We note your disclosure that Pubco will have a dual-class stock structure with disparate voting rights. Please revise the cover page to quantify the voting power that the class B ordinary shareholders will have after the business combination and the disparate voting rights attached to the different classes of capital stock and identify the major holder of such shares. Additionally, please add a Q&A regarding the combined company’s new dual-class structure including the ownership and voting control of the combined company after the business combination and its effect on the voting power of your public stockholders. Finally, revise the page to reflect Mr. Feng Xie as a controlling shareholder and quantify the percentage of voting control he will have post business combination.

In response to the Staff’s comments, we have revised our disclosure on the cover page of the Amended Draft Registration Statement to quantify the voting power that the sole beneficial owner of the Class B ordinary shares of Pubco, Mr. Feng Xie, will have after the consummation of the business combination and the disparate voting rights of the Class A ordinary shares and the Class B ordinary shares. We have also revised the disclosure to identify Mr. Feng Xie as the sole beneficial owner of the Class B ordinary shares. In addition, we have revised our disclosure on page 16 of the Amended Draft Registration Statement to add a Q&A regarding the combined company’s new dual-class structure, including the ownership and voting control of the combined company after the business combination and its effect on the voting power of our public shareholders. Further, we have revised our disclosure on the cover page of the Amended Draft Registration Statement to disclose that Mr. Feng Xie will be the controlling shareholder of Pubco, including disclosure to quantify the percentage of Mr. Xie’s beneficial ownership of Pubco’s equity securities and voting power of Pubco, in each case, following the consummation of the business combination.

2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, we have revised our disclosure on the cover page of the Amended Draft Registration Statement to describe (i) how cash is transferred through the corporate organization of Gamehaus Inc. (“Gamehaus”) and (ii) our intentions to distribute earnings, including whether any transfers, dividends, or distributions have been made to date by and between Gamehaus, its subsidiaries, or to its investors. In addition, we have included cross-references to the selected historical financial information of Gamehaus and its consolidated financial statements.

Questions and Answers About the Proposals

Potential ownership of outstanding Pubco Ordinary Shares upon Closing, page 12

3. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comments, we have revised our disclosure on page 12 of the Amended Draft Registration Statement to disclose that the amount of the deferred underwriting fee remains constant. In addition, we have added disclosure of the effective underwriting fee allocated to the shareholders of Golden Star Acquisition Corporation (“Golden Star”) on a percentage basis for shares at each redemption level presented in our sensitivity analysis related to dilution.

What vote is required to approve the proposals presented at the Meeting, page 12

4. Please revise to discuss the minimum number and percentage common stock held by public stockholders that would need to vote in favor of the Business Combination Proposal in order to approve the proposal.

In response to the Staff’s comments, we have revised our disclosure on page 12 of the Amended Draft Registration Statement to discuss the minimum number of and percentage of ordinary shares held by public shareholders of Golden Star that would be required to vote in favor of the Business Combination Proposal in order to approve the Business Combination Proposal.

Organizational Structure, page 21

5. We note that you provide a chart depicting a simplified corporate organizational structure. Please revise to provide a corporate diagram depicting your complete corporate structure pre and post business combination, including identifying the person or entity that owns equity in each depicted entity, and the voting control held be each person or entity. Revise the disclosure in your Corporate History and Structure section on page 193 accordingly as well.

In response to the Staff’s comments, we have revised our disclosure on pages 21, 22, 201, and 203 of the Amended Draft Registration Statement to provide a corporate diagram depicting the complete corporate structure for Gamehaus prior to the business combination and for Pubco following consummation of the business combination, including identifying the person or entity that currently owns, or following the consummation of the business combination will own, equity in each depicted entity, and the voting control held or to be held by each person or entity.

Risk Factors, page 39

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure on pages 32, 33, 63, 64, 68, 69, and 72 of the Amended Draft Registration Statement to disclose the risks that Pubco’s corporate structure and being based in China poses to investors, including the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the proxy statement/prospectus. Our revised disclosure specifically discusses risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Our revised disclosure also includes a discussion of the risk that the Chinese government may intervene or influence Pubco’s operations at any time and/or may exert more control over Pubco’s offerings conducted overseas and/or foreign investment in China-based issuers, which should it occur, could result in material changes to Pubco’s operations and/or the value of Pubco’s securities being registered for sale pursuant to this proxy/prospectus. We have added disclosure acknowledging the risk that any actions by the Chinese government to exert more oversight and control over Pubco’s offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Pubco’s ability to offer or continue to offer its securities to investors and cause the value of its securities to significantly decline or become worthless.

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we have revised our disclosure on pages 63 and 64 of the Amended Draft Registration Statement to disclose the risk that the Chinese government may intervene or influence Pubco’s operations at any time, which could result in a material change in Pubco’s operations and/or the value of the securities we are registering. In addition, we have revised our disclosure on pages 63 and 64 of the Amended Draft Registration Statement to discuss the risk that any such action could significantly limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations., page 56

8. We note your disclosure that the Chinese government has eased COVID-19 restrictions since late 2022. Please further explain the continued “moderate” impact of COVID-19 on your business in fiscal 2023 in light of the Chinese government’s eased restrictions and revise your disclosure to indicate the specific impacts that COVID-19 had on your business, operations and financial results.

In response to the Staff’s comments, we have revised our disclosure on page 59 of the Amended Draft Registration Statement to further explain the moderate impact of the COVID-19 pandemic on Gamehaus’ business in fiscal 2023 and discuss the specific impacts that COVID-19 had on Gamehaus’ business, operations, and financial results.

The Business Combination Proposal

Certain Related Agreements, page 110

9. Please describe the exceptions to the Founder Lock-Up Agreement and the Seller-Lock-Up Agreement.

In response to the Staff’s comments, we have revised our disclosure on page 116 of the Amended Draft Registration Statement to describe the exceptions to the Founder Lock-Up Agreement and the Seller-Lock-Up Agreement.

Summary of Financial Analysis

Projected Financial Metrics, page 128

10. Please revise to provide a more complete discussion regarding the underlying assumptions and the basis for projecting over 40% revenue growth for 2024, and the factors or contingencies that would affect such growth.

In response to the Staff’s comments, we have revised our disclosure on page 136 of the Amended Draft Registration Statement to provide a more complete discussion regarding the underlying assumptions and the basis for projecting over 29% revenue growth for 2024, and the factors or contingencies that would affect such growth.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transactions, page 150

11. Since Gamehaus is the accounting acquirer and the transaction is a recapitalization of Gamehaus, it is unclear why you disclose in the pro forma information the shareholders of Gamehaus will be paid $500,000,000.

In response to the Staff’s comments, we have revised our disclosure on pages 156 and 157 of the Amended Draft Registration Statement to clarify that the implied total equity value of Gamehaus for purposes of the business combination is $500 million and have removed the statement that the shareholders of Gamehaus will be paid $500 million.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 156

12. Give pro forma balance sheet and income statement effect to the termination of the VIE Agreements on September 1, 2023 and the resulting non-controlling interest in Kuangre SH and its subsidiaries.

In response to the Staff’s comments, we have revised our disclosure on page F-8 of the Amended Draft Registration Statement to expand upon our explanation as to why we believe that the termination of the VIE Agreements did not result in non-controlling interests in Kuangre SH and its subsidiaries.

Conflicts of Interest, page 180

13. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

In response to the Staff’s comments, we have revised our disclosure on page 188 of the Amended Draft Registration Statement to discuss all material interests in the transaction held by Golden Star’s officers and directors, primarily relating to their affiliation with the sponsor or the target company. In addition, we have revised our disclosure on page 189 of the Amended Draft Registration Statement to provide additional disclosure to clarify how the Golden Star board considered those conflicts in negotiating and recommending the business combination.

Business of Gamehaus, page 194

14. The corporate structure diagram is not clearly legible. Please revise.

In response to the Staff’s comments, we have revised our disclosure on page 201 of the Amended Draft Registration Statement to provide a clearly legible corporate structure.

15. We note your disclosure on page 162 that you derive income from “proprietary cryptocurrency mining, hash rate sharing, or hosting...” Please revise to provide a materially complete description of your activity in the crypto asset space including any crypto asset mining, hosting, and holdings.

In response to the Staff’s comments, we have revised our disclosure on page 170 of the Amended Draft Registration Statement to delete the disclosure regarding income derived from proprietary cryptocurrency mining, hash rate sharing, or hosting since Gamehaus does not engage in any such activities. Rather, Gamehaus derives all of its revenue from game publishing services.

Business of Gamehaus

Continue to Invest in Technology Research and Development to Develop Our AIGC Service

Platform, Data Platform, and Technical Support System, page 203

16. Please provide your definition of “artificial intelligence” in the context of your business and enhance your disclosure to provide an update on the stage of product development for your AIGC Service Platform. Include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology, as appropriate.

In response to the Staff’s comments, we have revised our disclosure on page 212 of the Amended Draft Registration Statement to (i) provide our definition of “artificial intelligence” in the context of Gamehaus’ business and (ii) provide an update on the stage of product development for its AIGC Service Platform. In addition, we have revised our disclosure on page 55 of the Amended Draft Registration Statement to include a risk factor addressing the material risks to Gamehaus’ business, operations, and financial condition in connection with the use and development of products using generative artificial intelligence technology.

Management’s Discussion of Analysis: Gamehaus

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022, page 226

17. Reconcile for us how Gamehaus’ 19.4% increase in in-app purchase revenues is in line with the 6.3% increase in platform fees and clarify your disclosure. In this regard, refer to the guidance in Section III.D of Release 33-6835, and revise throughout to provide a more robust analysis of the significant increases in revenue and cost of revenue both in quantitative and qualitative terms. Quantify the drivers of these changes and explain if you expect them to be temporary or permanent.

In response to the Staff’s comments, we have revised our disclosure on pages 235 to 236 of the Amended Draft Registration Statement to reconcile our 19.3% increase in total revenue and 6.3% increase in cost of revenue and provide a more robust analysis of the significant increases in revenue and cost of revenue both in quantitative and qualitative terms. In addition, we have revised our disclosure on pages 235 to 236 to quantify the drivers of these changes and explain why management of Gamehaus expects them to be temporary.

Security Ownership of Certain Beneficial Owners and Management of Pubco, page 245

18. Please disclose the natural person(s) who have voting and dispositive control over the shares owned by all entities listed as major shareholders in the beneficial ownership table.

In response to the Staff’s comments, we have revised our disclosure on page 256 of the Amended Draft Registration Statement to disclose the natural persons who have voting and dispositive control over the shares owned by all entities listed as major shareholders in the beneficial ownership table.

Financial Statements

Gamehaus, Inc.

Consolidated Statements of Operations and Comprehensive Income, page F-4

19. We note on page F-13 that depreciation and amortization expenses are excluded from cost of revenue. Please revise the description of the cost of revenue line item to indicate that it is exclusive of depreciation and amortization. We refer you to the guidance in SAB Topic 11:B.

In response to the Staff’s comments, we have revised our disclosure on pages 233, 243 and F-13 of the Amended Draft Registration Statement to remove the statement that depreciation and amortization expenses are excluded from cost of revenue.

Note 1. Organization and Business Description

Reorganization, page F-8

20. It appears as a result of the termination of the VIE Agreements on September 1, 2023, the Company’s formerly held controlling interest in Kuangre SH of 100% (35.9% owned and 64.1% controlled via contract) was reduced to a 76.7716% equity interest. With a view towards expanded disclosure, please tell us why the Company relinquished a 23.228% interest, describe any consideration received for this transfer of interest, and explain how you accounted for it.

In response to the Staff’s comments, we have revised our disclosure on pages F-8 to F-9 of the Amended Draft Registration Statement to provide further details of the termination of the VIE Agreements on September 1, 2023, including an explanation for the temporary relinquishment of a 23.2284% interest in Kuangre SH. Our expanded disclosure includes a description of the process by which Gamehaus is acquiring the remaining 23.2284% of the equity interests in Kuangre SH, including an explanation and reasons for effecting the reorganization in this manner. Our expanded disclosure includes disclosure that we expect to complete the reorganization procedure by which Gamehaus will obtain ownership and control of a 100% equity interest in Kuangre SH by December 31, 2024 and that Gamehaus did not and will not pay any consideration in connection with the reorganization of its interests in Kuangre SH. In accordance with ASC 805-50-45-5, the reorganization involves the restructuring of the legal structure of the business of Kuangre SH, which is under common control with Gamehaus both before and after the reorganization and does not result in any change in the economic substance of the ownership interest in the business of Kuangre SH, given that both before and after the reorganization Mr. Feng Xie can directly or indirectly nominate more than one half of the board members or to cast a majority of votes at the meeting of the board of directors of Kuangre SH. The discussion and presentation of financial statements in the Amended Draft Registration Statement assumes the completion of the reorganization, including termination of the VIE agreements and the indirect issuance to Gamehaus of a 23.2284% equity interest in Kuangre SH for no consideration held by Gamehaus’ controlling shareholder, Mr. Feng Xie and certain other shareholders of Gamehaus as an accommodation to facilitate the VIE structure. Our disclosure accounts for the reorganization of the ownership interest in Kuangre SH retroactively as if it occurred on June 30, 2021, and the equity has been adjusted to reflect the change as well.

21. We note the Company and its subsidiaries were under the common control of the same controlling shareholders before and after the reorganization. Please identify each of these shareholders for us and tell us the percentage interest they held in the Company and each subsidiary, both before and after the reorganization.

In response to the Staff’s comments, we have revised our disclosure on page F-8 of the Amended Draft Registration Statement to identify the controlling shareholder of Gamehaus and disclose the percentage interest he held in Gamehaus and each of its subsidiaries, both before and after the reorganization.

Note 2. Summary of Significant Accounting Policies

Principle of Consolidation, page F-10

22. We note on December 1, 2021, Gamehaus HK, Haohan CQ, and legal shareholders of Kuangre SH entered into the “VIE Agreements.” Please clarify that your Income Statement and Statement of Cash Flows for the fiscal year ended June 30, 2022 reflect the results of operations of Kuangre SH and its subsidiaries Dataverse and Avid.ly for the seven-month period from December 1, 2021 to June 30, 2022 or advise us.

In response to the Staff’s comments, we have revised our disclosure on page F-11 of the Amended Draft Registration Statement to clarify that Gamehaus’ Income Statement and Statement of Cash Flows reflect the results of operations of Kuangre SH and its subsidiaries, Dataverse and Avid.ly, for the seven-month period from December 1, 2021 to June 30, 2022.

Non-controlling interests, page F-11

23. It appears the termination of the VIE Agreements on September 1, 2023 resulted in a noncontrolling interest in Kuangre SH and its subsidiaries. Please clarify if the historic financial statements reflect the existence of this non-controlling interest and advise us.

In response to the Staff’s comments, we have revised our disclosure on pages F-8 and F-9 of the Amended Draft Registration Statement to clarify why the historical financial statements of Gamehaus reflect a controlling interest in all of the equity of Kuangre SH and its subsidiaries rather than the existence of a non-controlling interest and to provide an explanation for why we believe this presentation is appropriate. We believe that the appropriate presentation is to show that Gamehaus has a controlling interest in Kuangre SH as of the respective dates of Gamehaus’ historic financial statements because we are in the process of acquiring the remaining 23.2284% equity interest in Kuangre SH for no consideration and expect to complete the reorganization process by December 31, 2024. We believe that this presentation is appropriate based on the guidance provided by ASC 805-50-45-5. The discussion and presentation of Gamehaus’ financial statements assume the completion of the reorganization, which is accounted for retroactively as if it occurred on June 30, 2021, and the equity has been adjusted to reflect the completion of the reorganization as of such date as well.

Revenue Recognition

Revenue from In-App Purchases, page F-12

24. It appears your customers obtain control of consumable in-app purchases at time of the purchase transactions. Citing all applicable authoritative accounting literature, explain for us why it is appropriate to recognize such revenues as the consumables are used.

In response to the Staff’s comments, we have revised our disclosure on page F-12 of the Amended Draft Registration Statement to explain why we believe it is appropriate to recognize the revenue from in-app purchases as consumables are used.

In reaching our conclusion, we followed the guidance of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 606. According to ASC 606-10-25-23, an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised goods or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset. Under ASC 606-10-25-24, for each performance obligation identified in accordance with paragraphs 606-10-25-14 through 25-22, an entity shall determine at contract inception whether it satisfies the performance obligation over time (in accordance with paragraphs 606-10-25-27 through 25-29) or satisfies the performance obligation at a point in time (in accordance with paragraph 606-10-25-30). If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. To determine the point in time, the entity must consider when control has transferred and the customer has control of the assets. Also, the standard provides indicators (not conditions that must be met) that help the entity assess when the customer has the ability to direct the use of the asset, tangible or intangible, and obtains the benefits from the asset. Indicators of control include when the customer has: Present obligation to pay; Legal title; Physical possession; Risks and rewards of ownership; Accepted the asset. Pursuant to ASC 606-10-25-25, goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

In our games, we sell only consumable virtual currencies rather than durable virtual currencies. Consumable virtual currencies refer to items that can be consumed by a specific player action without any timeframe restriction and do not provide the player with any continuing additional or enhanced benefit following consumption. Proceeds from the sale of virtual currencies are initially recorded in contract liabilities, and are recognized as revenue when a player consumes the virtual currency in the game at that particular point in time. When the virtual currency is consumed within the games, the player could “win” and would be awarded additional virtual currency. As the player does not receive any additional benefit or obligation from our games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, we have concluded that the virtual currency represents consumable goods. We recognize revenue at the point when the player consumes the virtual currency, at which point the player assumes risks of not winning the rewards of virtual currencies or gaining ownership benefits, while we fulfill our performance obligation upon consumption.

Disaggregation of Revenue, page F-13

25. It is unclear why you disclose that all of the Company’s revenue from the sale of in-app purchases were recognized at a point of time when your disclosed policy is to recognize in-app revenue over time as the items are consumed.

In response to the Staff’s comments, we have revised our disclosure on page F-13 of the Amended Draft Registration Statement to disclose that Gamehaus’ policy is to recognize revenue from the sale of in-app purchases at a point of time when the virtual currency purchased in in-app purchases are consumed.

Software Development Costs, page F-14

26. It appears from the disclosure in Note 8 that Gamehaus, Inc. began capitalizing software development costs during the year ended June 30, 2023. Please tell us when Gamehaus adopted its current software development cost capitalization policies and why no such costs appear to have been capitalized prior to the year ended June 30, 2023. In this regard, tell us how Gamehaus applied the recognition guidance of ASC 985-20-25 during each reporting period.

In response to the Staff’s comments, we have revised our disclosure on page F-14 of the Amended Draft Registration Statement to disclose that Gamehaus adopted its software development cost capitalization policies effective as of July 1, 2021 and to explain why Gamehaus capitalized software development costs during the year ended June 30, 2023 and why no such costs were capitalized prior to the year ended June 30, 2023. In addition, we have revised our disclosure on page F-14 of the Amended Draft Registration Statement to disclose how we applied the recognition guidance of ASC 985-20-25 during each reporting period.

Note 6. Equity Investments, page F-22

27. We note in Note 14 you disclose that Shanghai Dongying Network Technology Co., Ltd. is an investee of the Company. Please disclose the details of this investment in this footnote and advise us.

In response to the Staff’s comments, we have revised our disclosure on page F-22 of the Amended Draft Registration Statement to disclose the details of the investment in Shanghai Dongying Network Technology Co., Ltd.

Note 14. Related Party Transactions, page F-29

28. Disclose in quantified detail the terms of the Company’s profit sharing arrangements with the related party mobile game development companies.

In response to the Staff’s comments, we have revised our disclosure on page F-29 of the Amended Draft Registration Statement to disclose in quantified detail the terms of Gamehaus’ profit-sharing arrangements with the related party mobile game development companies.

Golden Star Acquisition Corporation

Balance Sheets, page F-32

29. We note as of June 30, 2023 only $40,358 of the total funds held in trust of $70,235,068 are available to the Company for working capital. Explain to us your basis for classifying the total amount of funds held in trust as a current asset or reclassify as a long-term asset on your balance sheet the amount of restricted funds.

We respectfully advise the Staff that Golden Star Acquisition Corporation (“Golden Star”) has considered the classification guidance in ASC 310-10-45-9. Based on that guidance, Golden Star’s management team considers that it is reasonable to classify the total amount of funds held in trust as a current asset based on the following factors: (i) Golden Star has until nine months through February 3, 2024 (or up to 21 months from the closing of this offering if extend) from the closing (May 4, 2023) of its initial public offering (“IPO”) to consummate its initial business combination, and its management team expects to consummate its initial business combination within a year from the IPO closing, and, during that period, the amount held in the trust account may be released for shareholder redemptions in connection with either or both of the business combination or other shareholder actions; (ii) since Golden Star has identified a target company, Gamehaus Inc, for its initial business combination, and is in the process of working towards the completion of a business combination with such company which Golden Star’s management believes will close within a year after its IPO, Golden Star’s management believes that a shareholder redemption in connection with the business combination will occur within a year after its IPO; (iii) Golden Star’s management expects a high redemption rate in connection with the business combination, that would be in line with the current market condition and trends, which have been on average an 80% redemption rate for deSPAC deals closed in 2022, with rates as great as 95% for certain deSPAC transactions in Q1 2023. For these reasons, Golden Star’s management believes that it is reasonable to assume that the majority of the balance held in the trust account will be redeemed by its public shareholders, rather than being available to be used in connection with its initial business acquisition, including being used by the target company, within one year after its IPO.

In summary, since Golden Star’s management believes it is reasonable to assume that one or more redemptions of funds held in the trust account will occur within a year after Golden Star’s IPO, and because Golden Star’s management believes that a majority of the funds held in the trust account will be redeemed by its public shareholders and therefore be unavailable to be used for an acquisition of long-term assets, the management of Golden Star believes that it is reasonable to classify the total amount of funds held in trust as a current asset rather than as a long-term asset. Golden Star’s management team will re-evaluate its expectations at the end of each reporting period if an event occurs or fails to occur, which occurrence or failure would cause these assumptions to become unreasonable.

General

30. We note that Feng Xie, Yimin Cai, Ling Yan, and Xi Yan will reside in the PRC and that your operations and a majority of your assets will be located outside the United States. Please add a separately captioned enforceability of civil liabilities section, risk factor and summary risk factor disclosure addressing:

●	an investor’s ability to effect service of process within the United States on directors and officers in China or Hong Kong;

●	an investor’s ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor’s ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

●	an investor’s ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities laws.

●	If your disclosure is based on an opinion of counsel, name counsel in the prospectus and file as an exhibit counsel’s consent to be named and the use of its opinion.

In response to the Staff’s comments, we have revised our disclosure on page 272 of the Amended Draft Registration Statement to include a separately captioned enforceability of civil liabilities section. We respectfully advise the Staff that the related risk factor and summary risk factor is disclosed on pages 63 and 32 of the Amended Draft Registration Statement, respectively, and was included in the initial filing of the proxy statement/prospectus.

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of Pubco’s securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC